Exhibit C

   Merrill Lynch International Bank Limited
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
Telephone 020 7628 1000

Agrupacion Aeroportuaria	(as “Client”)
Internacional I, SA DE CV
Bosque De Alisos 47-A-3
Bosque De Las Lomas
Mexico City Mexico 05120
June 22, 2007
Dear Sir or Madam
Lending and Letter of Credit Facility
We are pleased to notify you of our acceptance of your request for a standard lending and letter of credit facility (the “Facility”) dated June 15, 2007 set out in the Application Form and confirm that we are prepared to make the Facility available to you on the terms set out in this letter, the Application Form and the Terms Sheet already supplied to you (together the “Agreement”).
A further copy of the Terms Sheet [Code 3799 (rev 04/07)] is enclosed for your reference.
Terms defined in the Agreement have the same meaning in this letter.
The Facility Amount will be USD 200,000,000 (or such lower amount as we may specify) or, if agreed by us, the equivalent in any other currency freely available and convertible into Dollars.
The Facility comprises:
(a)	a credit facility under which we may agree to make Loans to you and/or issue Letters of Credit at your request, the amount of the Loans and/or Letters of Credit in aggregate shall not exceed the Facility Amount; and

(b)	a foreign currency exchange capability for use as part of the credit facility, under which you may enter into Foreign Exchange Transactions with us.
The Spread (which is the percentage added to our cost of funds for Loans) will be calculated on the basis set out in the Application Form. The Spread for that purpose is 0.40% per annum.
The yearly Facility Fee will be calculated on the basis set out in the Application Form. The Fee Percentage for that purpose is 0%.
We have procedures for handling complaints fairly and promptly relating to its customers. You may submit a written complaint by addressing it to the Director of Credit Relationship Group at

our offices at Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ. Your complaint will be dealt with in accordance with our internal procedures. To the extent that the complaint cannot be resolved in a timely or satisfactory manner, we will inform you when and how you may be able to refer your complaint to the Financial Ombudsman Service. Further details regarding our complaints handling procedures and the Financial Ombudsman Service are available upon request.
Yours faithfully
For and on behalf of
Merrill Lynch International Bank Limited (London Branch)
Merrill Lynch International Bank Limited UK Registration No FC 026157. VAT No. GB 245 1224 93
Incorporated in Ireland with Company Registration No. 229165
Registered office: The Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland.
Authorised by the Financial Regulator, Ireland and regulated by the Financial Services Authority for the conduct of investment business in the U.K.
Member of the London Stock Exchange.
A subsidiary of Merrill Lynch & Co., Inc., Delaware, U.S.A.

Facility Amendment Letter

Note to each New Guarantor

(d) I/we have taken suck independent legal advice as I/we consider appropriate before signing this Facility Amendment Letter.

By entering into the Agreement you freely consent to your personal information being processed, transferred or disclosed for the purposes described above.

Risk Disclosure Statement-Clients and Guarantors

Execution Page

Execution Page

CREDIT FACILITY TERMS SHEET This document sets out the terms on which we may agree to make loans to you, issue letters of credit at your request or enter into certain foreign exchange transactions with you (the Terms), We refer to these arrangements as the Facility.

(d) on any date on which we have agreed with you that the Loan is to be repaid.

Maintenance Value 8.2 If, at any time, the Utilized Facility is greater than the Total Maintenance Value, you must immediately:

9.2 The Collateral is security for the performance of your obligations and the payment of your liabilities:

10. CONFIRMATIONS AND UNDERTAKINGS

management or the appointment of a receiver, administrator, trustee or similar officer of any of your assets or (ii) (if you are a corporation) your (or any of your Affiliates’) winding-up, liquidation, administration, dissolution, merger, amalgamation, reconstruction or reorganization or any similar proceeding; or

(g) retain any amount out of the Proceeds in order to make any payment that we have to make under any outstanding Letters of Credit when that payment becomes due; and

(b) any funding or other cost that we incur as a result of all or any part of a Fixed Rate Loan not being repaid when due or early withdrawal of a fixed term deposit from a blocked Deposit Account and any unwinding or broken funding cost that we incur as a result of all or any part of a Fixed Rate Load being repaid before the last day of and Interest period or otherwise. We will notify you of the amount of these costs if you request us to do so; and

15.1 The Guarantor undertakes to us that if for any reason the client does not pay any sum under the Agreement when due, the Guarantor will pay that sum when due.

(d) If one of the Guarantors dies or is adjudicated bankrupt (if that person is an individual) or is dissolved (if that person is a partnership or a company);

(d) there are no legal, arbitration or administrative proceedings in progress or threatened against the Guarantor or any unsatisfied judgments against the Guarantor which could materially affect the Guarantor’s ability to perform its obligations under the Agreement;

17.2 We may charge a Blocked Deposit Account with all fees, interest and other expenses relating to the operation and/or maintenance of the account. We may also deduct any Tax relating to a blocked Deposit Account that we are required by law to deduct or withhold.

subject to a maximum payment to any eligible depositor of GBP 31,700, made up of 100% of the first GBP 2,000 and 90% of the next GBP 33,000. Most deposits, in whatever currency they are denominated, made with offices of MLIB within the European Economic Area are covered by the Irish Scheme. Further details of the schemes are available from BLIM on request or at the website of the Irish Financial Services Regulatory Authority at www.ifsra.ie and at the FSCS’s official website at www.fscs-org.uk

23.8 You must pay any stamp duty, registration and other similar Taxes that are payable in respect of the Agreement or, if we pay those Taxes, you must reimburse us if we ask you to against any cost, expense or liability that we suffer by doing so.

If we fail to give you, or you fail to receive, notice of any amendment the validity of that amendment will not be affected. We will provide you with an up to date copy of these Terms at any time if you ask for it.